Exhibit 99.1

Americas Gold and Silver Announces Closing of C$39.4 Million Bought Deal Financing

TORONTO, ONTARIO—September 4, 2020—Americas Gold and Silver Corporation (the “Company”) (TSX: USA; NYSE American: USAS) is pleased to announce that it has closed its previously announced and upsized bought deal financing with a syndicate of underwriters co-led by Desjardins Capital Markets and Cormark Securities Inc., and including Stifel GMP, Clarus Securities Inc., and Laurentian Bank Securities Inc., (collectively the “Underwriters”). A total of 10,204,510 common shares of the Company (the “Common Shares”), including the partial exercise of the over-allotment option by the Underwriters, were sold at a price of C$3.86 per Common Share, for aggregate gross proceeds to the Company of C$39,389,409 (the “Offering”).

The net proceeds from the sale of the Common Shares will be used for the exploration, development and/or improvement of the Company’s existing mine properties, including those relating to bringing Relief Canyon into commercial production and for working capital and general corporate purposes, as detailed in the Prospectus (as defined below).

The Offering was made pursuant to a short form prospectus (the “Prospectus”) dated August 31, 2020 filed in all the provinces of Canada excluding Quebec. A copy of the Prospectus is available under the Company’s profile on SEDAR at www.sedar.com.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or under any U.S. state securities laws, and may not be offered, sold, directly or indirectly, or delivered within the “United States” or to, or for the account or benefit of, persons in the “United States” or “U.S. persons” (as such terms are defined in Regulation S under the U.S. Securities Act) except in certain transactions exempt from the registration requirements of the U.S. Securities Act and all applicable U.S. state securities laws. This release does not constitute an offer to sell or a solicitation of an offer to buy such securities in the United States, Canada or in any other jurisdiction where such offer, solicitation or sale is unlawful.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America.  The Company’s newest asset, the Relief Canyon mine in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2020.  The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA.  The Company has recently completed the outstanding option acquisition agreement for the San Felipe development project in Sonora, Mexico, subject to closing conditions.  For further information, please see SEDAR or www.americas-gold.com.

For more information:

Stefan AxellDarren Blasutti

VP, Corporate Development & CommunicationsPresident and CEO

Americas Gold and Silver CorporationAmericas Gold and Silver Corporation

416-874-1708416‐848‐9503

Cautionary Statement on Forward-Looking Information:

This press release contains certain statements that constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), which reflects management's expectations regarding the Company's future growth and business prospects and opportunities. Forward-looking statements include, without limitation, including the anticipated use of proceeds of the Offering, and possible events, conditions or results of operations, future economic conditions expectations and anticipated courses of action, including the Company’s ability to finance, develop, achieve commercial production at and operate Relief Canyon and the expected timing and completion of the Company’s exercise of its option to acquire the San Felipe development project.  Although the forward-looking statements contained in this press release reflect management's current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, such forward-looking statements are based upon assumptions, opinions and analysis that management believes to be reasonable and relevant but that may prove to be incorrect.  The Company cautions you not to place undue reliance upon any such forward-looking statements.

The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, state of the financial markets, changes in the worldwide price of gold and other key inputs, changes in mine plans and other factors, the impact of the novel coronavirus (COVID-19), such as project execution delays, many of which are beyond the control of the Company, as well as other risks and uncertainties which are more fully described in the Company's Annual Information Form dated March 9, 2020 and in other filings of the Company with securities and regulatory authorities which are available on SEDAR at www.sedar.com. The Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell the Company securities.  All references to the Company include its subsidiaries unless the context requires otherwise.

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